EXHIBIT 99.2

Ephraim Fields Criticizes Recent Arotech Financing

- Criticizes selling 5.7% stake at below market prices to "friendly" shareholder
- Criticizes failure to mention Consulting and Voting Agreements in press release
- Questions Board entrenchment nature of the financing
- Believes effective sale price significantly below $1.99 per share
- Questions need to pay up to $375,000 in "consulting fees"
- Pleased with the addition of Jon Kutler to the Board

NEW YORK, NY / ACCESSWIRE / February 19, 2016 / Earlier today Ephraim Fields of Echo Lake Capital issued a letter to the Board of Directors of Arotech Corp. ("ARTX" or the "Company") (Nasdaq GM: ARTX). In the letter Mr. Fields criticized the Company's recent financing with Admiralty Partners.

A full copy of the letter can be found below:

February 18, 2016

Robert S. Ehrlich - Arotech Corp.
Jay M. Eastman - Lucid, Inc.
Michael E. Marrus - Chardan Capital Markets
Seymour Jones - New York University
Richard I. Rudy - Advanced Energy Capital, LLC
Steven Esses - Arotech Corp.
Kenneth W. Cappell - Yeshiva University

As our December 10, 2015 letter indicated, we believe the Board of Directors (the "Board") of Arotech Corp. ("ARTX" or the "Company") has a history of approving questionable transactions which have ended up destroying shareholder value while benefiting insiders. However, we believe the Board's approval of the recent transaction with Admiralty Partners is perhaps the most egregious example of the Board's willingness to put the interests of insiders ahead of the best interests of all shareholders.

We also note that in the Company's lengthy press release announcing the financing, the Company failed to disclose what we consider to be critical information, including the existence of both a Voting Agreement and a Consulting Agreement. We believe this omission reflects a troubling lack of transparency and we wonder why, if the financing was really so good for shareholders, the Company would not be more forthcoming about all of the details.

We have analyzed the financing and firmly believe it was completely unnecessary. Furthermore, we fear the financing may have been implemented primarily to further entrench the Board. In short, we fail to understand how you can justify the financing since selling 5.7% of the Company to a "friendly" shareholder at below market prices just weeks before a highly contested proxy fight doesn't appear to us to be in the best interest of shareholders.

We have numerous concerns about this financing including:

1) Although the Company chose not to disclose this in its lengthy press release, the financing includes a Voting Agreement that requires Admiralty Partners to vote its shares (under most circumstances) with the Board until July 2018. We believe this provision greatly harms most ARTX shareholders as it further puts voting power in the hands of the Board.

2) We find the timing of the financing to be highly questionable. As you are well aware, we are only weeks away from a proxy fight during which we will seek to replace certain Board members with an alternate slate of Directors. Your decision to sell shares to a party who is legally obligated to vote in favor of your slate raises serious questions about the true objectives of the financing.

3) We do not believe the Company really needed to raise equity. We have spoken with many of the Company's largest shareholders and with the only sell side analyst who covers the Company, and they were all surprised by the financing and unaware of your plan/need to raise capital. Also, we note that an ARTX Board Member personally purchased stock in the open market last December and we wonder if he would have done so if the Company really needed to raise capital. (On a related note, the fact that an insider was purchasing stock only six weeks before the closing of such a significant corporate event raises serious questions in our minds about the events leading up to the financing).

4) We believe the financing is outrageously expensive and that if you really needed to raise capital you could have done so at higher prices. Your press release stated that ARTX sold shares at $1.99 per share; however your press release failed to mention the Consulting Agreement you provided as part of the financing. Under this agreement, Admiralty Partners can receive up to $375,000 in "consulting fees" from the Company over the next three years. If one were to subtract these payments from the $3.0 million Admiralty paid for its shares, it would lower the effective purchase price from $1.99 per share to $1.74 per share. We do not believe selling equity at $1.74 or even at $1.99 is in the best interests of shareholders because at those prices the Company's stock is significantly undervalued (for reasons we described in our December letter).

Perhaps the following table will help you better understand why we believe selling equity at these prices was not in the best interests of shareholders.

Valuation Metric	Price shares sold at:
	$1.74	$1.99
Premium/(Discount) to book value (1)	-32%	-23%
Premium/(Discount) to one day prior to sale (2)	-21%	-10%
Premium/(Discount) to B. Riley Target Price (3)	-61%	-56%

(1) As of September 30, 2015.
(2) The sale of stock to Admiralty Partners was announced on February 3, 2016.
(3) As of February 4, 2016.

5) Considering how much compensation ARTX's senior management and the Board receive, we wonder why shareholders are now being forced to pay even more money for Admiralty Partners to help guide the company. The $375,000 of consulting fees figure equates to 7.5% of the low end of ARTX's guidance for 2015 Adjusted EBITDA. Instead of hiring what we consider to be an expensive consultant to help a management team that has destroyed significant shareholder value (as described in our December letter), we suggest the Board simply replace senior management.

On a positive note, we are very pleased the Board decided to add Jon Kutler as a Director. For a long time we have urged the Board to upgrade the quality of its members and we are glad you are finally listening to our advice. We have known Jon for over 20 years, and he is an experienced investor with relevant skills that we believe the Board desperately lacks. Jon is one of the many industry executives we have spoken with whose advice we would seek should we be successful in our proxy fight. We congratulate him on making what appears to be a very attractive investment for himself, but not nearly as good for ARTX's other shareholders.

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We believe that, under the right circumstances, Jon could be very helpful to the Company. However, under the current Board structure Jon is just one of eight members. Furthermore, Jon has agreed to vote his shares with the Board until July 2018. As a result, we believe that Jon's ability to implement meaningful change for the benefit of all shareholders will be greatly limited unless additional changes are made to the Board.

ARTX shareholders deserve a Board that is committed to acting in the best interests of all shareholders, and we firmly believe that electing our nominees is in the best interests of ARTX's shareholders, employees, customers and other stakeholders, because it will bring fresh insights to help address the prolonged underperformance.

Sincerely,

/s/ Ephraim Fields

Ephraim Fields

Important Information

This letter is not a solicitation of a proxy from any security holder of Arotech Corporation (the "Company"). Ephraim Fields has nominated Mr. Ephraim Fields, Mr. Keith Rosenbloom and Mr. Lawrence F. Hagenbuch as nominees to the Company's board of directors and intends to solicit votes for the election of Mr. Ephraim Fields, Mr. Keith Rosenbloom and Mr. Lawrence F. Hagenbuch as members of the Company's board of directors (the "Nominees"). Ephraim Fields will send a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company's 2016 Annual Meeting of Shareholders. Shareholders are urged to read the definitive proxy statement and WHITE proxy card when they become available, because they will contain important information about Ephraim Fields, the other Nominees, the Company and related matters. Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when available) and other documents filed by Ephraim Fields with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed by Ephraim Fields with the SEC may also be obtained free of charge from Ephraim Fields.

Participants in Solicitation

The following persons are participants in the solicitation from the Company's shareholders of proxies in favor of the Nominees: Ephraim Fields, Keith Rosenbloom, Cruiser Capital Advisors, LLC and Lawrence F. Hagenbuch. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. Information regarding the participants and their interests may be found in the attached Notice of Intent to Nominate Directors that Ephraim Fields sent to the Company on December 10, 2015, which was filed with the SEC on the same day.

CONTACT:

Ephraim Fields
ef@echolakecapital.com

SOURCE: Echo Lake Capital

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